KIRKLAND LAKE GOLD ANNOUNCES NEW HIGH-GRADE, VISIBLE-GOLD BEARING INTERSECTIONS
DOWN-PLUNGE OF SWAN ZONE, AT CYGNET AND AT ROBBIN'S HILL - FOSTERVILLE MINE

  Drilling from recently completed P3912 drill drive intersects high-grade, visible-gold ("VG") mineralization down-plunge of Swan Zone, 500 metres ("m") from deepest Mineral Reserves

➣ Key intercepts: 51.7 g/t over 2.6 m (ETW 2.2 m) and 9.6 g/t over 6.4 m (ETW 4.9 m)

  New high-grade, VG-bearing intercepts reported along Cygnet Fault system ~150 m footwall to Swan Zone; results support potential for growth in Mineral Reserves and include identification of multiple new splay structures and opportunities for further extension of the fault system to the north

➣ Key intercepts: 258 g/t over 1.8 m (ETW 1.4 m), 142 g/t over 2.0 (ETW 1.5 m), 49.4 g/t over 4.1 m (ETW 3.4 m), 27.5 g/t over 6.0 m (ETW 4.3 m) and 67.1 g/t over 0.3 m (ETW 0.3 m)

  New VG-bearing mineralization intersected up to 1,000 m down-plunge of existing Mineral Reserves along Curie Fault at Robbin's Hill

➣ Key intercepts: 81.3 g/t over 2.6 m (ETW 2.5 m) and 23.1 g/t over 2.2 m (ETW 1.4 m).

Abbreviations include: VG - Visible Gold; g/t - grams per tonne gold; ETW - estimated true width.

Toronto, Ontario - August 30, 2021 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced results from 197 underground and 58 surface holes of drilling as an update of exploration drilling carried out at Fosterville Gold Mine since the December 31, 2020 Mineral Resources and Reserve update released in February 2021. The release includes diamond drilling results from five key areas across the Fosterville property, including underground targets at Lower Phoenix, the Cygnet Fault System, with associated hangingwall splay structures, and the Curie and Herschel Fault structures at Robbins Hill (Figure 1). Of the 197 underground diamond drill holes, 109 tested the Lower Phoenix structure, with the remaining 88 holes related to drilling of the Cygnet Fault System and associated hangingwall structures. At Robbin's Hill, 58 new surface diamond drill holes targeted the Curie and Herschel Fault structures.  All drilling results and collar information are presented in Tables 1 and 2.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: "The results being released today continue to  support our view that substantial potential exists to discover new high-grade mineralized areas and extensions and to grow Mineral Reserves at Fosterville. Following completion of the new P3912 underground drill drift, we commenced an extensive underground drilling program down-plunge of the Swan Zone in Lower Phoenix and have already returned a number of high-grade intersections containing the same quartz with VG mineralization that accounts for the ultra-high grades found in Swan. While the down-plunge extension of Swan Zone is obviously a key target for future growth in Mineral Reserves and Mineral Resources, we are also very encouraged by continued favorable results at Cygnet, a parallel structure near the Swan Zone. The results at Cygnet include new high-grade, VG-bearing intersections as well as the identification of new splay structures and opportunities for further growth of the Cygnet Fault System to the north.

"Turning to Robbin's Hill, drill results continue to confirm the size and scale of the target areas at what we expect to become our second mining operation feeding the Fosterville Mill. Along the Curie Fault, we have now intersected VG mineralization up to 1,000 m down-plunge from current Mineral Reserves and at elevations from surface similar to where we first detected VG in the Lower Phoenix and Harrier systems. With the progress achieved advancing the new Robbin's Hill Decline, we have now commenced underground drilling at Robbin's Hill to support future exploration of the Curie, Herschel and other Fault targets. Underground drilling from the new Decline will significantly improve the efficiency and effectiveness of the Robbin's Hill exploration programs. We currently have nine underground and eight surface diamond drills operating at Fosterville, with a total of 210,000 metres of drilling expected to be completed during 2021."

Figure 1. Longitudinal Projection - Fosterville Gold Mine

Lower Phoenix Infill and Extension Program

During 2021, underground diamond drilling targeting areas down-plunge of the Swan Mineral Reserves has returned encouraging results, demonstrating continuity of mineralization within, and extensions of Inferred Mineral Resources, in the Lower Phoenix System (Figure 2).

Drilling was undertaken from several underground drill platforms, including the Harrier link drive, P4040 drive, and the new P3912 drive following its completion in early June. A total of 109 Lower Phoenix diamond holes (31,106 m) has progressively tested the Swan/Lower Phoenix over 550m down-plunge length from the Swan Mineral Reserve.  Significant recent results include two that are at the southern extremities of the Lower Phoenix Inferred Mineral Resources approximately 500 m down-plunge of current Mineral Reserves. Drill testing down-plunge of these intercepts is planned to assess the continuity and extents of these VG occurrences.

Recent significant intercepts from drilling in Lower Phoenix include:

  51.7 g/t(1) over 2.6 m (ETW 2.2 m), Including 215 g/t1) over 0.6 m (ETW 0.5 m) in hole UDH4051
  9.6 g/t(1) over 6.4 m (ETW 4.9 m), Including 78.8 g/t(1) over 0.5 m (ETW 0.4 m) in hole UDH4048
  10.8 g/t(1) over 4.8 m (ETW 3.7 m), Including 31.2 g/t(1) over 1.1 m (ETW 0.8 m) in hole UDH3954
  10.0 g/t over 17.6 m (ETW 10.4 m) in hole UDH3980

(1) Visible-gold drill intercept

New drilling outside of the existing Indicated Mineral Resources reaffirmed the continuity of the largely sulfide-hosted mineralization with 30 intercepts greater than 15 gram-metre (gram-metre = gold grade x estimated true width), of which 11 are greater than 30 gram-metre, and two are greater than 100 gram-metre. One of the 100 gram-metre intercepts includes the presence of VG (UDH4051 as detailed above), while the other is a sulfide-gold hosted intercept (UDH3980).

Infill and extension drilling of the Lower Phoenix area is continuing from the Phoenix 3912 Drill Drive.

Figure 2. Longitudinal Projection - Swan/Lower Phoenix South Mineralization

Cygnet and Hangingwall Splay Program

Continued infill and extension drilling of 88 underground diamond drill holes (15,545m) into the Cygnet Mineral Resource and adjacent area has identified several new hangingwall structures. With recent geological interpretation the broader structure has been resolved into several faults, now called Cygnet, Cygnet Hangingwall, Dove, Pen, and Ptarmigan Faults (Figure 3). Of significance, the Pen and Ptarmigan Faults have similar strike trends, approximately 325° Mine Grid, as the northern parts of the Swan Fault, and have returned significant VG in quartz intercepts (Figure 4).

Ongoing drilling in the area and to the north will test for additional hangingwall splay faults.

Key Intercepts include:

  Pen Fault Splay

49.4 g/t(1) over 4.1 m (ETW 3.4 m), including 589 g/t(1) over 0.3 m (ETW 0.2 m) in hole UDH3851

153 g/t(1) over 0.5 m (ETW 0.5 m) in hole UDH4065

  Ptarmigan Fault Splay

258 g/t(1) over 1.8 m (ETW 1.4 m), including 4,460 g/t(1) over 0.1 m (ETW 0.1 m) in hole UDH4018

142 g/t(1) over 2.0 m (ETW 1.5 m) including 1,590 g/t(1) over 0.2 m (ETW 0.1 m) in hole UDH3924

Figure 3. Plan View - Cygnet Fault System

Figure 4. Longitudinal Projection - Cygnet HW Splay, Pen & Ptarmigan Faults Mineralization

Infill drilling of the Cygnet Mineral Resource and Reserve area has encountered eight holes with VG in quartz mineralization, of which four have the potential to expand the adjacent Mineral Reserves (Figure 5).  The other three intercepts have the potential to increase the Mineral Resources.

Key Cygnet intercepts include:

  24.1 g/t(1) over 7.3 m (ETW 5.6 m), including 328 g/t(1) over 0.4 m (ETW 0.3 m) in hole UDH3751
  18.7 g/t(1) over 2.6 m (ETW 2.5 m) in hole UDH3752
  27.5 g/t(1) over 6.0 m (ETW 4.3 m), including 166 g/t(1) over 0.4 m (ETW 0.3 m) in hole UDH3753

Figure 5. Longitudinal Projection - Cygnet Fault Mineralization

Robbin's Hill Drilling Programs

Since late 2020, up to five surface diamond drills have operated in the Robbin's Hill area, primarily targeting gold mineralization along the west-dipping Curie Fault, one of the controlling structures for mineralization at Robbins's Hill. The program of extension drilling comprised 58 surface diamond drill holes (58,125 m) testing the Curie Fault and adjacent structures. The drilling, down-plunge of the current Curie Mineral Reserve, has continued to encounter strong mineralization and VG at elevations similar to those where VG was first noted in the Lower Phoenix and Harrier Gold Systems.

VG drill intercepts were previously reported for the Curie structure at depths of approximately 500 m in the Company's news release dated December 10, 2019, with intercepts of 11.7 g/t(1) over 8.8 m (ETW 7.2 m) in hole RDH321, and 24.5 g/t(1) over 3.7 m (ETW 3.4 m) in hole RHD334A. The new drilling has intersected VG at greater depths, with occurrences recorded between 950 to 1,150 metres below surface on the Curie structure in four holes (RDH413, RDH439C, RDH441 and RDH441A) and are detailed below. These intercepts, as well as other sulfide-hosted gold results, increase the down-plunge extent of Curie mineralization to greater than 1,000 metres from current Mineral Reserves (Figure 6).

Key Curie intercepts include:

  23.1 g/t(1) over 2.2 m (ETW 1.4 m), including 103 g/t(1) over 0.4 m (ETW 0.2 m) in hole RHD413
  81.3 g/t(1) over 2.6 m (ETW 2.5 m), including 982 g/t(1) over 0.2 m (ETW 0.2 m) in hole RHD439C
  28.0 g/t(1) over 1.5 m (ETW 1.1 m), including 103 g/t(1) over 0.2 m (ETW 0.2 m) in hole RHD441
  19.7 g/t(1) over 3.8 m (ETW 3.4 m), including 158 g/t(1) over 0.4 m (ETW 0.4 m) in hole RHD441A
  6.8 g/t over 7.7 m (ETW 5.7 m) in hole RHD440A
  9.0 g/t over 2.9 m (ETW 2.7 m) in hole RHD409A

(1) Visible-gold drill intercept

Three surface drills continue to operate at Robbin's Hill and are focused on the down-plunge extension of the Curie Mineral Resource, and testing of other targets. Two underground diamond drills, located at approximately 10,500mN, have commenced operating from the new Robbin's Hill Exploration Decline. These drills are also targeting down-plunge extensions of the Curie mineralization.

Figure 6. Longitudinal Projection - Curie Mineralization

The Herschel Fault, located hangingwall to the Curie Fault, was drill tested as part of the drilling that targeted Curie Fault mineralization at depth. Drill intercepts for the Herschel structure are mostly less than 500 m below surface. Currently, the most significant intercept contains VG in quartz and is 160 g/t over 4.4 m (ETW 3.8 m), including 1,160 g/t Au over 0.6 m (ETW 0.5 m), in hole RHD412.

Additional drilling into the Herschel Fault will be undertaken once the Robbin's Hill Decline has progressed further to the north (approximately 12,000mN).

Robbin's Hill Underground Decline Development

Underground development of the Robbin's Hill Exploration Decline commenced in January 2020 and has progressed well, advancing a total of 5,932 m as of July 30, 2021. The mid-2020 arrival of a smart jumbo has provided increased development capacity since commencement. The development, since the Q1-2021 has been used an underground drill platform for exploration diamond drilling activities as the ramp progressed northwards.

Qualified Persons

Troy Fuller, MAIG, Director of Exploration, Australia, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this press release.

For further information regarding the Company's 2020 Mineral Reserves and Mineral Resources estimates for the Fosterville Gold Mine, please refer to the Company's News Release dated February 25, 2021 and the Technical Report entitled "Updated NI 43-101 Technical Report Fosterville Gold Mine In the State of Victoria, Australia" effective December 31, 2018, both available on the Company's website and on SEDAR.

Drilling and Underground Sampling Assay QAQC

Kirkland Lake Gold has in place quality-control systems to ensure best practice in drilling, sampling and analysis of drill core. All surface diamond drill hole collars are accurately surveyed using Leica TS16 Total Station Trimble R10 GPS and underground holes using a Leica TS16 Total Station (Table 2). Down-hole deviations are measured by either electronic gyro or single-shot instruments.

Sampling consisted of diamond drill core that was either half core or full core sampled. Half core samples were cut longitudinally in half with a diamond saw; one-half of the drill core was sent to an independent laboratory for analysis and the other drill core half retained for reference. Sample pulps are returned from the assay laboratory for reference and future geological or metallurgical studies. Drill core sample intervals vary between 0.1 and 1.3m in length and were determined from logging of sulfide and VG to geological boundaries.

For assay QAQC purposes Certified Reference Material (CRM) and Blank samples are inserted into the sample stream at rates of approximately 1 in 25.

Samples containing visible-gold or considered likely to contain visible-gold were separated from sulfide gold samples and dispatched separately for assaying. At the laboratory "visible-gold" jobs were processed through a single pulverizer and material barren of gold ('quartz wash') was crushed before and after each sample to minimize the potential for gold to contaminate successive samples.

Assays are either based on 25-gram fire assay or screen fire assay with Atomic Absorption Spectroscopy (AAS) finish. Mean grades are calculated using a variable lower grade cut-off (generally 2 g/t Au) and maximum 2 m internal dilution. No upper gold grade cut-off is applied to the data. However, during future Mineral Resource studies the requirement for assay top cutting will be assessed.

The samples were assayed at On Site Laboratory Services, an independent laboratory in Bendigo, Victoria. The facility is registered under ISO 9001:2015 (CERT-40147) and operates in accordance with ISO/IEC17025 (accreditation no. 20456) under National Association of Testing Authorities, Australia (NATA).

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.kl.gold.

Cautionary Note Regarding Forward-Looking Information

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs, costs and expenditures, the potential for the discovery of additional high-grade mineralized zones at the Fosterville Gold Mine, including statements made with respect to the future growth potential at Lower Phoenix, the Cygnet Fault and Robbin's Hill, changes in Mineral Resource estimates, potential growth in Mineral Resources, conversion of Mineral Resources to proven and probable Mineral Reserves, the ability to extend mine life and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves. Among the key factors that could cause actual results to differ materially from those projected in the forward looking information are the following: the future impacts of COVID 19 and any government response to COVID 19, the ability of the Company to continue operations at its mine sites in lieu of the pandemic, its ability to reduce the spread of COVID 19 through the implementation of various COVID 19 screening and health and safety protocols at site, future planned exploration activities, risks relating to first nations and Aboriginal heritage, currency exchange rates (such as the Canadian dollar and the Australia dollar versus the United States dollar), risks associated with labour and employment matters, changes in the financial markets, future gold price, changes in applicable laws and compliance with extensive government regulation.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company's Annual Information Form, financial statements and related MD&A for the periods ended December 31, 2020 and June  30, 2021 and other disclosures of "Risk Factors" by the Company and its predecessors, which are filed with the securities regulatory authorities in certain provinces in Canada and available on SEDAR. Although the Company has attempted to identify key factors that could cause actual results to differ materially, there may be other factors that cause unanticipated and unintended results. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ significantly from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the "SEC") applicable to domestic reporting companies. Investors are cautioned that information contained in this Annual Information Form may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold

Figure 7. Location Map

'D'
Sharkey's
Read's
Woolshed
Farley's
MIN5404
Robbin's Hill
Robbin's Hill
5,938,000mN
Rehe's
O'Dwyer's North
O'Dwyer's East
O'Dwyer's Central
O'Dwyer's South
Hunt's
Robbin's Hill Decline
'B'
Line of Longitudinal Projection
Fosterville
5,936,000mN
'C'
O'Dwyer's Fault Zone
HUNTLY-FOSTERVILLE RD
Falcon
Fosterville Fault Zone
O'Donnell's Line of Reef
5,934,000mN
Lower Phoenix
(Swan, Cygnet)
Redesdale Fault (Geophysical Interpretation)
5,932,000mN
MIN006267
MIN4456
Harrier
Daley's Hill
'A'
12,000mN
10,000mN
8000mN
4000mN
Australia
Map Area
LEGEND
RESOURCE GRADE SHELLS
Measured Resource
Indicated Resource
Inferred Resource
MINING & MINERAL RESERVE
Mined open pit
Mined Development
Reserve Stopes
Planned Robbin's Hill Decline
Mineral Resources & Reserves as at December 31, 2020
Mining as at July 31, 2021
TENEMENTS
FGM Mining Licence
FGM Mining Licence Application
Grid N
MGA N
0
1
kilometres
Map Projections
MGA94 Zone 55
Fosterville Mine Grid
KL
KIRKLAND LAKE GOLD
FOSTERVILLE GOLD MINE
LOCATION PLAN
August 2021

Table 1:  Drill Assay intercepts for Underground and Surface (Robbin's Hill) Drilling at Fosterville Gold Mine

(The results are later than those used for the December 31, 2020 Mineral Resources and Mineral Reserves update of The Fosterville Gold Mine)

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
Swan/ Lower Phoenix Fault Mineralization
UDE371	270.74	271.68	0.94	0.8	6.1	Lower Phoenix
UDE378	354.50	358.18	3.68	1.3	2.2	Lower Phoenix
UDE385A	1,190.63	1,191.28	0.65	0.5	3.7	Lower Phoenix
UDE389A	805.50	807.10	1.60	1.2	1.2	Lower Phoenix
UDE391A	966.40	972.15	5.75	5.7	1.0	Lower Phoenix
UDE391C	982.80	989.33	6.53	6.3	0.6	Lower Phoenix
UDH3541	289.00	289.47	0.47	0.4	1.6	Swan
UDH3542	303.15	304.30	1.15	0.9	4.7	Swan
UDH3543	286.55	287.75	1.20	0.9	0.6	Swan
UDH3544	277.46	278.75	1.29	1.3	5.5	Swan
UDH3545	211.25	211.46	0.21	0.2	1.7	Lower Phoenix
UDH3554	243.06	247.28	4.22	4.2	7.8	Lower Phoenix
Including	244.73	245.28	0.55	0.6	26.4	Lower Phoenix
UDH3556	266.40	271.47	5.07	4.0	4.7	Lower Phoenix
UDH3557	266.72	269.48	2.76	2.1	0.8	Lower Phoenix
UDH3558	247.08	256.18	9.10	8.2	9.4	Lower Phoenix
UDH3559	276.60	277.70	1.10	0.8	0.5	Lower Phoenix
UDH3562	278.75	281.42	2.67	2.3	8.6	Lower Phoenix
UDH3564	270.60	276.96	6.36	5.2	8.4	Lower Phoenix
Including	272.91	275.65	2.74	2.2	15.4	Lower Phoenix
UDH3565	276.41	283.05	6.64	6.2	4.2	Lower Phoenix
UDH3566	277.87	281.23	3.36	1.2	4.2	Lower Phoenix
UDH3567	284.21	289.13	4.92	3.8	3.1	Lower Phoenix
UDH3587	254.20	257.60	3.40	2.8	8.5	Lower Phoenix
UDH3588	303.05	305.87	2.82	2.8	3.5	Lower Phoenix
UDH3588A	303.25	304.95	1.70	1.5	4.5	Lower Phoenix
UDH3589(1)	296.04	300.00	3.96	3.4	4.4	Lower Phoenix
UDH3591	255.30	259.42	4.12	3.9	3.8	Lower Phoenix
UDH3591B	255.36	260.00	4.64	4.6	5.1	Lower Phoenix
UDH3592A	250.15	252.10	1.95	1.8	5.6	Lower Phoenix
UDH3593A	257.50	262.60	5.10	5.0	5.1	Lower Phoenix
UDH3594	262.90	269.30	6.40	5.5	3.8	Lower Phoenix
UDH3596	269.20	273.35	4.15	2.9	7.5	Lower Phoenix
UDH3597	280.00	286.30	6.30	4.8	4.5	Lower Phoenix

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
UDH3598	286.03	287.70	1.67	1.2	5.2	Lower Phoenix
UDH3599	301.04	304.25	3.21	2.6	6.1	Lower Phoenix
UDH3624	277.75	278.81	1.06	1.0	3.7	Lower Phoenix
UDH3625	279.72	284.28	4.56	4.4	2.6	Lower Phoenix
UDH3626	279.29	279.67	0.38	0.3	0.5	Lower Phoenix
UDH3627	249.00	255.80	6.80	6.3	4.8	Lower Phoenix
UDH3630	278.65	278.90	0.25	0.3	0.0	Lower Phoenix
UDH3631	263.12	264.43	1.31	1.2	0.9	Lower Phoenix
UDH3632	254.50	257.40	2.90	2.8	14.8	Lower Phoenix
UDH3638	329.20	330.00	0.80	0.7	0.0	Lower Phoenix
UDH3639	309.58	310.35	0.77	0.5	2.4	Lower Phoenix
UDH3662	119.70	121.95	2.25	1.8	2.2	Swan
UDH3688	108.10	117.00	8.90	7.6	8.3	Swan
UDH3725	247.55	252.80	5.25	5.1	16.8	Lower Phoenix
UDH3727	235.20	241.45	6.25	6.0	11.1	Lower Phoenix
UDH3728	248.38	253.38	5.00	4.3	5.6	Lower Phoenix
UDH3729	246.25	246.90	0.65	0.4	6.2	Lower Phoenix
UDH3733A	304.71	306.08	1.37	1.3	1.2	Lower Phoenix
UDH3735	247.30	247.60	0.30	0.3	6.7	Lower Phoenix
UDH3737	238.75	239.57	0.82	0.8	6.3	Lower Phoenix
UDH3738	105.20	108.04	2.84	2.0	6.2	Swan
UDH3739	98.46	99.46	1.00	1.0	4.7	Swan
UDH3740	99.95	101.90	1.95	1.6	6.1	Swan
UDH3741	112.95	113.36	0.41	0.4	1.7	Swan
UDH3743	115.17	118.65	3.48	2.2	10.7	Swan
UDH3744	113.88	114.70	0.82	0.6	1.8	Swan
UDH3789	263.00	265.60	2.60	2.4	3.7	Lower Phoenix
UDH3790	268.85	272.74	3.89	3.7	7.3	Lower Phoenix
UDH3791	285.09	288.04	2.95	2.9	9.1	Lower Phoenix
UDH3792A	321.85	326.00	4.15	3.2	13.2	Lower Phoenix
UDH3793	333.38	334.17	0.79	0.5	1.8	Lower Phoenix
UDH3800	112.40	112.99	0.59	0.5	3.4	Swan
UDH3802	105.88	106.23	0.35	0.3	10.5	Lower Phoenix
UDH3803	97.95	98.09	0.14	0.1	15.1	Lower Phoenix
UDH3804	98.31	98.64	0.33	0.3	3.9	Lower Phoenix
UDH3811	60.55	62.54	1.99	2.0	12.3	Lower Phoenix
UDH3838	86.39	87.03	0.64	0.6	3.2	Lower Phoenix
UDH3902(1)	272.50	275.90	3.40	2.9	365	Lower Phoenix

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
Including(1)	274.27	275.10	0.83	0.7	1,408	Lower Phoenix
UDH3905	254.15	260.00	5.85	5.5	2.1	Lower Phoenix
UDH3906	261.57	262.80	1.23	0.9	1.1	Lower Phoenix
UDH3907	260.08	261.45	1.37	1.3	3.3	Lower Phoenix
UDH3908	258.40	262.70	4.30	4.2	2.7	Lower Phoenix
UDH3952	303.23	306.65	3.42	2.6	8.1	Lower Phoenix
UDH3953	293.94	295.54	1.60	1.5	1.7	Lower Phoenix
UDH3954(1)	321.18	326.00	4.82	3.7	10.8	Lower Phoenix
Including(1)	323.32	324.40	1.08	0.8	31.2	Lower Phoenix
UDH3955	283.49	287.25	3.76	3.3	1.5	Lower Phoenix
UDH3956	261.32	262.35	1.03	1.0	3.0	Lower Phoenix
UDH3976	339.86	341.00	1.14	0.2	0.0	Lower Phoenix
UDH3977	309.36	309.91	0.55	0.5	0.0	Lower Phoenix
UDH3980	268.26	285.86	17.60	10.4	10.0	Lower Phoenix
UDH3983	240.67	243.65	2.98	2.6	6.7	Lower Phoenix
UDH3983A	240.63	243.70	3.07	2.7	10.1	Lower Phoenix
UDH3985	358.70	374.00	15.30	13.3	6.1	Lower Phoenix
UDH3986	329.07	329.27	0.20	0.2	103	Lower Phoenix
UDH3987A	307.00	312.00	5.00	3.8	5.6	Lower Phoenix
UDH3988	292.95	296.99	4.04	3.3	4.0	Lower Phoenix
UDH3998	232.00	232.61	0.61	0.5	1.0	Lower Phoenix
UDH3999	213.24	217.83	4.59	3.9	4.6	Lower Phoenix
UDH4000	217.50	221.70	4.20	3.2	6.6	Lower Phoenix
UDH4001	238.99	247.00	8.01	6.9	5.3	Lower Phoenix
UDH4002	229.60	235.90	6.30	6.1	6.9	Lower Phoenix
UDH4003	278.09	280.85	2.76	2.4	5.1	Lower Phoenix
UDH4026	339.79	340.82	1.03	0.9	2.0	Lower Phoenix
UDH4027	213.12	217.05	3.93	3.4	3.4	Lower Phoenix
UDH4028	298.00	303.07	5.07	3.6	5.1	Lower Phoenix
UDH4029	252.25	255.15	2.90	2.4	7.3	Lower Phoenix
UDH4030	378.00	381.35	3.35	2.9	4.4	Lower Phoenix
UDH4031	405.48	409.00	3.52	2.5	1.4	Lower Phoenix
UDH4032	322.75	323.24	0.49	0.4	9.8	Lower Phoenix
UDH4034	272.94	275.55	2.61	2.3	10.9	Lower Phoenix
UDH4041	436.92	437.23	0.31	0.2	2.4	Lower Phoenix
UDH4045	352.94	360.46	7.52	5.3	5.5	Lower Phoenix
UDH4046	350.75	360.00	9.25	7.6	7.8	Lower Phoenix
UDH4048(1)	308.95	315.34	6.39	4.9	9.6	Lower Phoenix

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
Including(1)	311.27	311.75	0.48	0.4	78.8	Lower Phoenix
UDH4048A	311.87	318.19	6.32	4.6	12.8	Lower Phoenix
UDH4049A	284.72	295.29	10.57	9.2	4.9	Lower Phoenix
UDH4051(1)	263.45	266.04	2.59	2.2	51.7	Lower Phoenix
Including(1)	265.49	266.04	0.55	0.5	215	Lower Phoenix
Swan Hangingwall/ Lower Phoenix HW Fault Mineralization
UDE391A	948.93	949.53	0.60	0.6	7.7	Lower Phoenix HW
UDE399	600.21	602.46	2.25	2.0	2.7	Swan Hangingwall
Cygnet Fault System
Cygnet Fault Mineralization
UDE375	365.68	365.86	0.18	0.1	3.4	Cygnet
UDE376	378.70	378.89	0.19	0.1	13.2	Cygnet
UDE378	561.48	562.41	0.93	0.8	8.3	Cygnet
UDE389A	937.44	938.72	1.28	1.0	0.9	Cygnet
UDE399	716.48	719.51	3.03	2.9	5.1	Cygnet
UDH3746	40.70	40.85	0.15	0.1	4.0	Cygnet
UDH3747	33.10	34.05	0.95	0.9	24.7	Cygnet
UDH3748	47.15	53.08	5.93	4.7	6.1	Cygnet
UDH3749	30.98	32.70	1.72	1.7	6.0	Cygnet
UDH3750A(1)	46.05	48.11	2.06	1.9	1.8	Cygnet
UDH3751(1)	49.09	56.35	7.26	5.6	24.1	Cygnet
Including(1)	50.80	51.20	0.40	0.3	328	Cygnet
UDH3752(1)	42.50	45.10	2.60	2.5	18.7	Cygnet
UDH3753(1)	56.82	62.83	6.01	4.3	27.5	Cygnet
Including(1)	61.24	61.63	0.39	0.3	166	Cygnet
UDH3754	47.67	53.80	6.13	5.7	7.4	Cygnet
UDH3755	59.05	70.35	11.30	9.8	6.1	Cygnet
UDH3756	60.53	64.57	4.04	3.9	5.8	Cygnet
UDH3758	58.61	61.11	2.50	2.5	11.3	Cygnet
UDH3759	73.14	73.38	0.24	0.2	5.0	Cygnet
UDH3821	74.78	76.10	1.32	1.2	10.4	Cygnet
UDH3823	55.60	62.45	6.85	5.7	4.1	Cygnet
UDH3824	73.68	77.16	3.48	2.7	3.0	Cygnet
UDH3825	82.54	84.06	1.52	1.0	1.6	Cygnet
UDH3826	66.75	68.67	1.92	1.8	3.5	Cygnet
UDH3827	50.65	52.80	2.15	1.9	17.0	Cygnet

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
UDH3828	57.16	58.30	1.14	1.1	5.3	Cygnet
UDH3845	79.00	80.95	1.95	1.8	3.1	Cygnet
UDH3851	100.44	105.56	5.12	4.8	6.6	Cygnet
UDH3862	275.88	276.45	0.57	0.6	6.8	Cygnet
UDH3863A	308.00	310.22	2.22	2.2	2.2	Cygnet
UDH3875	50.64	52.18	1.54	1.5	1.9	Cygnet
UDH3876	49.73	58.95	9.22	7.3	5.5	Cygnet
UDH3877	57.20	58.20	1.00	0.7	6.7	Cygnet
UDH3877B	58.08	59.86	1.78	1.5	5.9	Cygnet
UDH3878	63.33	65.33	2.00	1.5	3.6	Cygnet
UDH3879	163.00	164.63	1.63	1.6	3.9	Cygnet
UDH3880	162.92	165.53	2.61	2.6	4.8	Cygnet
UDH3881	160.79	162.89	2.10	2.0	10.2	Cygnet
UDH3883	165.16	165.62	0.46	0.4	11.4	Cygnet
UDH3884	163.00	165.40	2.40	2.4	5.8	Cygnet
UDH3888	301.50	304.00	2.50	2.3	17.1	Cygnet
UDH3889	372.40	373.19	0.79	0.7	4.7	Cygnet
UDH3891	166.97	168.05	1.08	1.0	4.8	Cygnet
UDH3893	165.02	165.45	0.43	0.4	1.5	Cygnet
UDH3894	165.30	167.25	1.95	1.9	6.8	Cygnet
UDH3895(1)	159.61	159.93	0.32	0.3	67.1	Cygnet
Including(1)	159.76	159.93	0.17	0.1	109	Cygnet
UDH3896	166.45	167.27	0.82	0.8	2.4	Cygnet
UDH3897	172.60	173.80	1.20	1.0	3.9	Cygnet
UDH3898	170.87	172.41	1.54	1.5	0.7	Cygnet
UDH3899(1)	170.33	172.74	2.41	2.4	9.2	Cygnet
UDH3900	171.04	171.77	0.73	0.6	2.9	Cygnet
UDH3901	174.39	177.80	3.41	2.8	5.4	Cygnet
UDH3917(1)	192.25	192.69	0.44	0.4	27.3	Cygnet
UDH3919	182.25	183.85	1.60	1.5	4.9	Cygnet
UDH3920	172.38	173.27	0.89	0.9	9.5	Cygnet
UDH3923	214.94	216.75	1.81	0.7	5.0	Cygnet
UDH3926	182.70	183.00	0.30	0.3	3.4	Cygnet
UDH3927	198.15	199.20	1.05	1.0	7.2	Cygnet
UDH3928	209.55	209.90	0.35	0.3	1.8	Cygnet
UDH3930	215.20	216.00	0.80	0.7	3.0	Cygnet
UDH3932	167.31	167.71	0.40	0.4	1.8	Cygnet

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
UDH3934(1)	147.67	150.14	2.47	2.3	9.0	Cygnet
Including(1)	148.36	148.50	0.14	0.1	72.3	Cygnet
UDH3935	155.40	156.74	1.34	1.3	1.0	Cygnet
UDH3936	161.17	162.27	1.10	1.0	3.9	Cygnet
UDH3960	164.46	165.62	1.16	1.0	5.0	Cygnet
UDH3961	163.60	164.06	0.46	0.4	3.3	Cygnet
UDH3962	159.60	165.00	5.40	4.1	6.2	Cygnet
UDH4010	127.08	128.42	1.34	1.0	3.9	Cygnet
UDH4011	95.98	96.29	0.31	0.3	0.2	Cygnet
UDH4012	399.45	399.66	0.21	0.2	5.4	Cygnet
UDH4014	71.15	73.45	2.30	1.8	6.1	Cygnet
UDH4015	47.30	50.89	3.59	3.1	14.4	Cygnet
UDH4016	70.90	71.76	0.86	0.6	0.6	Cygnet
UDH4018	163.98	165.07	1.09	0.8	7.8	Cygnet
Dove Fault Mineralization
UDH3883	146.15	147.29	1.14	1.0	6.4	Dove
UDH3890	110.43	116.3	5.87	4.2	3.1	Dove
UDH3896	105.56	105.91	0.35	0.3	20.9	Dove
UDH3899	98.72	99.63	0.91	0.7	55.2	Dove
UDH3918	123.42	124.23	0.81	0.5	6.4	Dove
UDH3919	121.9	122.4	0.5	0.5	1.4	Dove
UDH3920	109	109.58	0.58	0.6	8.2	Dove
UDH3924A	146.9	148.02	1.12	0.8	8.8	Dove
UDH3926	131.24	131.48	0.24	0.2	6.7	Dove
UDH3932	112.01	112.52	0.51	0.4	5.5	Dove
UDH3934	97.72	99.24	1.52	1.5	4.4	Dove
UDH3936	96.11	96.9	0.79	0.7	5.2	Dove
Cygnet HW Splays Mineralization
UDH3879(1)	138	138.59	0.59	0.5	11.4	Cygnet HW Splays
UDH3880(1)	129.5	132.23	2.73	2.5	9.8	Cygnet HW Splays
UDH3881	125.65	127.78	2.13	1.8	11.7	Cygnet HW Splays
UDH3883(1)	136.42	137.32	0.9	0.9	8.8	Cygnet HW Splays
UDH3884(1)	130.24	131.64	1.4	1.4	26.6	Cygnet HW Splays
UDH3890	136.9	138	1.1	1.1	3.7	Cygnet HW Splays
UDH3891	146	146.81	0.81	0.8	3.7	Cygnet HW Splays

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
UDH3892	157.15	158.12	0.97	0.8	6.2	Cygnet HW Splays
UDH3893	136.34	138.02	1.68	1.6	2.4	Cygnet HW Splays
UDH3894	127.4	129.22	1.82	1.7	5.4	Cygnet HW Splays
UDH3896	135.24	135.46	0.22	0.2	4.2	Cygnet HW Splays
UDH3897	131.35	134.8	3.45	3.2	5.1	Cygnet HW Splays
UDH3898	137.55	138.2	0.65	0.6	34.0	Cygnet HW Splays
UDH3899(1)	133.97	136.68	2.71	2.1	4.1	Cygnet HW Splays
UDH3900	144.78	145.72	0.94	0.7	5.5	Cygnet HW Splays
UDH3901	148.42	149.92	1.5	1.4	3.6	Cygnet HW Splays
UDH3935	148.87	150.28	1.41	1.3	4.7	Cygnet HW Splays
UDH3936	152.25	152.51	0.26	0.2	11.7	Cygnet HW Splays
UDH3960	133.72	135.82	2.1	1.7	10.5	Cygnet HW Splays
UDH3961(1)	148.18	148.92	0.74	0.5	53.1	Cygnet HW Splays
Including(1)	148.42	148.57	0.15	0.1	230	Cygnet HW Splays
UDH3962	127.5	128.66	1.16	1.1	11.1	Cygnet HW Splays
Ptarmigan Fault Mineralization
UDH3795	354.70	355.10	0.40	0.4	9.9	Ptarmigan
UDH3797	369.05	370.81	1.76	1.7	4.9	Ptarmigan
UDH3863A	268.97	270.86	1.89	1.6	9.2	Ptarmigan
UDH3888	246.07	246.81	0.74	0.5	4.6	Ptarmigan
And	265.10	268.68	3.58	3.3	7.0	Ptarmigan
UDH3889	285.10	289.20	4.10	3.1	4.0	Ptarmigan
UDH3917	139.36	139.98	0.62	0.6	2.2	Ptarmigan
UDH3918	131.34	136.12	4.78	4.7	7.1	Ptarmigan
UDH3918A	130.95	137.70	6.75	6.7	6.3	Ptarmigan
UDH3919	130.04	132.33	2.29	2.0	3.9	Ptarmigan
UDH3920	128.26	131.46	3.20	3.1	7.2	Ptarmigan
UDH3921	158.57	159.80	1.23	1.0	4.2	Ptarmigan
UDH3922	146.62	151.87	5.25	4.9	13.5	Ptarmigan
UDH3923	173.20	174.68	1.48	1.3	4.3	Ptarmigan
UDH3924(1)	145.00	146.97	1.97	1.5	142	Ptarmigan
Including(1)	145.86	146.03	0.17	0.1	1,590	Ptarmigan
UDH3924A(1)	154.96	158.60	3.64	2.6	7.7	Ptarmigan
UDH3925	135.92	138.08	2.16	2.0	6.1	Ptarmigan
UDH3926	135.34	139.00	3.66	3.6	3.3	Ptarmigan

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
UDH3927	125.55	125.70	0.15	0.1	5.5	Ptarmigan
UDH3928	196.38	196.68	0.30	0.1	2.8	Ptarmigan
UDH3929	151.84	165.25	13.41	12.6	8.5	Ptarmigan
UDH3930	188.78	190.88	2.10	1.7	2.7	Ptarmigan
UDH3931	194.30	195.33	1.03	0.7	1.1	Ptarmigan
UDH3934	142.44	145.21	2.77	2.4	3.8	Ptarmigan
UDH4017	150.00	150.81	0.81	0.7	39.3	Ptarmigan
Including	150.49	150.65	0.16	0.1	146	Ptarmigan
UDH4018(1)	144.24	146.00	1.76	1.4	258	Ptarmigan
Including(1)	144.72	144.82	0.10	0.1	4,460	Ptarmigan
UDH4021	167.28	170.45	3.17	2.4	6.4	Ptarmigan
Pen Fault Mineralization
UDE378	437.67	438.52	0.85	0.6	3.9	Pen
UDH3828	46.30	47.46	1.16	1.1	3.3	Pen
UDH3851(1)	57.41	61.48	4.07	3.4	49.4	Pen
Including(1)	57.41	57.67	0.26	0.2	589	Pen
UDH3881(1)	110.36	111.40	1.04	0.9	23.0	Pen
UDH3884	113.52	114.73	1.21	1.2	4.7	Pen
UDH3894	101.39	102.42	1.03	1.0	7.4	Pen
UDH3960	108.54	110.10	1.56	1.3	22.4	Pen
UDH3962	101.95	103.91	1.96	1.8	17.6	Pen
Including	102.77	102.91	0.14	0.1	191	Pen
UDH4065(1)	99.05	99.56	0.51	0.5	153	Pen
UDH4067	96.00	99.00	3.00	2.6	11.8	Pen
Robbin's Hill Area
Curie Fault Mineralization
RHD409	940.60	942.10	1.5	1.4	4.3	Curie
RHD409A	1,014.30	1,017.20	2.9	2.7	9.0	Curie
RHD410	1,133.60	1,144.10	10.5	7.4	4.3	Curie
RHD412	1,026.97	1,028.40	1.43	1.3	4.9	Curie
RHD413(1)	1,112.85	1,115.07	2.20	1.4	23.1	Curie
including(1)	1,114.71	1,115.07	0.40	0.2	103	Curie
RHD413A	1,021.50	1,023.00	1.5	1.1	1.8	Curie
RHD415	865.60	866.35	0.75	0.6	2.3	Curie
RHD415A	894.90	896.40	1.5	1.2	2.75	Curie
RHD416A	1,201.50	1,203.85	2.35	1.9	4.5	Curie
RHD417A	804.22	806.60	2.38	2.2	2.6	Curie

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
RHD417B	803.15	810.00	6.85	6.4	2.8	Curie
RHD418	991.90	992.20	0.3	0.3	1.6	Curie
RHD418A	1,010.77	1,016.08	5.31	4.8	5.0	Curie
RHD418B	1,056.83	1,057.35	0.52	0.5	6.3	Curie
RHD419	923.35	929.27	5.92	4.1	5.5	Curie
RHD419B	966.40	969.50	3.1	2.8	1.4	Curie
RHD420	970.70	973.90	3.2	2.5	2.7	Curie
RHD420A	948.80	950.74	1.94	1.7	2.4	Curie
RHD421	940.70	941.00	0.3	0.3	0.9	Curie
RHD421A	1,065.35	1,073.85	8.5	5.4	6.4	Curie
RHD421B	1,018.70	1,019.50	0.8	0.7	2.8	Curie
RHD422A	847.40	847.70	0.3	0.3	1.9	Curie
RHD423	546.75	547.66	0.91	0.7	0.0	Curie
RHD423A	497.10	503.40	6.3	2.7	0.1	Curie
RHD424	998.15	1,008.45	10.3	9.2	2.9	Curie
RHD426	1,067.90	1,071.40	3.5	2.4	3.2	Curie
RHD427	1,009.59	1,014.85	5.26	5.1	4.6	Curie
RHD428	1,018.92	1,021.00	2.08	1.7	2.0	Curie
RHD430A	1,069.37	1,069.92	0.55	0.5	2.8	Curie
RHD430B	1,069.61	1,071.44	1.83	1.5	1.7	Curie
RHD438	1,140.03	1,144.50	4.47	3.9	3.3	Curie
RHD439B	1,010.70	1,013.85	3.15	3.0	6.2	Curie
RHD439C(1)	1,058.30	1,060.91	2.61	2.5	81.3	Curie
including(1)	1,060.70	1,060.91	0.21	0.2	982	Curie
RHD440A	1,109.40	1,117.14	7.74	5.7	6.8	Curie
RHD441(1)	1,077.51	1,079.00	1.49	1.1	28.0	Curie
including(1)	1,077.51	1,077.70	0.19	0.2	103	Curie
RHD441A(1)	1,167.50	1,171.29	3.79	3.4	19.7	Curie
including(1)	1,170.36	1,170.75	0.39	0.4	158	Curie
Curie Hangingwall Fault Mineralization
RHD411A (1)	827.30	829.10	1.8	1.5	2.8	Curie Hangingwall
including (1)	828.80	828.95	0.15	0.1	5.8	Curie Hangingwall
Herschel Fault Mineralization - New Intercepts
RHD351	302.35	302.90	0.55	0.3	0.2	Herschel
RHD357	947.30	947.70	0.40	0.4	0.0	Herschel
RHD369	266.10	266.50	0.40	0.3	3.2	Herschel
RHD370	559.90	562.15	2.25	2.2	1.7	Herschel

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
RHD374	822.60	823.50	0.90	0.8	0.0	Herschel
RHD387A	408.95	411.10	2.15	2.0	2.5	Herschel
RHD387B	402.05	402.50	0.45	0.3	0.3	Herschel
RHD395	450.05	450.65	0.60	0.5	2.3	Herschel
RHD397	334.25	335.00	0.75	0.6	4.5	Herschel
RHD398	413.65	414.25	0.60	0.5	0.7	Herschel
RHD403A	472.55	473.85	1.30	1.2	5.1	Herschel
RHD403B	407.05	408.55	1.50	1.1	0.4	Herschel
RHD404	437.50	440.80	3.30	3.3	0.7	Herschel
RHD404A	437.20	438.90	1.70	1.5	2.0	Herschel
RHD405A	357.50	357.90	0.40	0.4	0.4	Herschel
RHD409	476.50	477.40	0.90	0.7	0.9	Herschel
RHD410	420.45	420.80	0.35	0.3	4.1	Herschel
RHD411	352.35	354.15	1.80	0.7	4.6	Herschel
RHD411A	327.40	328.10	0.70	0.6	3.2	Herschel
RHD411B	344.60	345.99	1.39	1.2	5.8	Herschel
RHD412 (1)	498.98	503.38	4.40	3.8	160	Herschel
Including (1)	500.86	501.45	0.59	0.5	1,160	Herschel
RHD413	400.22	400.83	0.61	0.4	2.4	Herschel
RHD413A	388.50	390.75	2.25	1.1	2.0	Herschel
RHD414	417.70	419.00	1.30	0.9	0.9	Herschel
RHD415	393.15	396.10	2.95	2.2	1.9	Herschel
RHD417	334.10	335.10	1.00	0.7	11.9	Herschel
RHD417A	329.75	330.33	0.58	0.4	3.6	Herschel
RHD419	449.25	450.17	0.92	0.8	0.4	Herschel
RHD419A	446.55	448.25	1.70	0.7	1.1	Herschel
RHD420	371.50	373.70	2.20	1.7	3.6	Herschel
RHD422	389.85	390.80	1.45	1.3	2.4	Herschel
RHD415A	445.00	446.80	1.80	1.7	3.7	Herschel
RHD416	429.75	431.50	1.75	1.5	3.5	Herschel
RHD418	466.46	466.96	0.50	0.5	1.0	Herschel
RHD420A	369.20	370.35	1.15	0.7	6.2	Herschel
RHD420B	368.45	368.85	0.40	0.4	6.7	Herschel
RHD421	386.72	386.84	0.12	0.1	4.2	Herschel
RHD421A	391.25	391.65	0.40	0.2	3.5	Herschel
RHD421B	390.10	390.40	0.30	0.2	2.5	Herschel
RHD422A	393.00	394.20	1.20	1.1	2.2	Herschel
RHD424	441.10	441.45	0.35	0.3	1.6	Herschel

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
RHD426	489.95	490.60	0.65	0.6	2.1	Herschel
RHD427	664.20	664.80	0.60	0.6	0.2	Herschel
RHD430A	486.70	487.56	0.86	0.8	3.2	Herschel
RHD430B	498.15	498.45	0.30	0.2	8.2	Herschel
RHD433	557.05	557.27	0.22	0.2	0.7	Herschel
RHD434	525.46	525.97	0.51	0.5	1.6	Herschel
RHD435	522.25	524.60	2.35	2.1	3.4	Herschel
RHD436A	487.61	488.80	1.19	1.1	3.6	Herschel
RHD438	476.30	479.00	2.70	2.7	8.8	Herschel
Including	476.30	477.30	1.00	0.9	21.4	Herschel
RHD439	551.94	552.30	0.36	0.4	4.0	Herschel
RHD439A	611.00	611.68	0.68	0.5	12.6	Herschel
RHD440	416.55	416.90	0.35	0.3	3.4	Herschel
RHD440A	417.00	417.20	0.20	0.2	7.3	Herschel
RHD443	337.80	338.15	0.35	0.3	1.7	Herschel
RHD423	41.20	41.50	0.30	0.3	1.1	Herschel

Notes:

(1) - Visible gold observed in drill intercept.

Underground drill intercepts greater than 30 Gram-Metre (gold grade x estimated true width) are shown in bold text.

Robbin's Hill drill intercepts greater than 15 Gram-Metre are shown in bold text.

Intercepts shaded grey are from drill holes that have been previously reported for Curie mineralization.

Table 2:  Underground and Surface Diamond Drill Hole Collar Locations, Fosterville Gold Mine

Notes:  Collar locations are in Fosterville Mine Grid coordinate system.

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Total Depth (m)	Drilled Metres
Lower Phoenix and Cygnet Faults Underground Diamond Drill Holes
UDE371	5,823	1,459	3,913	84.7	-15.1	417.0	417.0
UDE375	6,948	1,496	4,212	17.6	-51.1	698.7	698.7
UDE376	6,948	1,496	4,212	9.3	-57.7	501.0	501.0
UDE378	5,823	1,459	3,912	107.5	-79.1	693.0	693.0
UDE385A	5,456	1,274	4,466	103.6	-79.3	1,368.0	776.0
UDE389A	5,552	1,451	4,448	83.6	-77.4	1,008.1	648.1
UDE391A	5,394	1,351	4,485	84.2	-73.8	1,199.2	447.0
UDE391C	5,394	1,351	4,485	84.2	-73.8	1,178.6	551.0
UDE399	5,831	1,355	4,404	71.4	-56.5	860.8	860.8
UDH3541	6,083	1,391	3,956	79.4	-1.0	306.0	306.0
UDH3542	6,082	1,391	3,956	86.0	-2.5	315.0	315.0
UDH3543	6,082	1,391	3,956	87.5	-7.0	300.0	300.0
UDH3544	6,082	1,391	3,956	86.6	-11.5	292.0	292.0
UDH3545	6,083	1,391	3,954	42.5	-42.9	239.5	239.5
UDH3554	5,911	1,418	3,926	51.1	-56.3	262.2	262.2
UDH3556	5,910	1,418	3,926	58.0	-65.2	295.6	295.6
UDH3557	5,911	1,417	3,926	42.7	-64.4	284.8	284.8
UDH3558	5,910	1,418	3,926	59.4	-62.6	278.7	278.7
UDH3559	5,910	1,418	3,926	49.5	-68.5	284.9	284.9
UDH3562	5,870	1,442	3,919	55.1	-69.0	289.9	289.9
UDH3564	5,870	1,442	3,919	66.5	-65.4	284.8	284.8
UDH3565	5,869	1,442	3,919	67.6	-70.2	309.0	309.0
UDH3566	5,870	1,442	3,919	57.0	-71.5	320.8	320.8
UDH3567	5,869	1,442	3,919	73.1	-73.5	326.8	326.8
UDH3587	5,824	1,459	3,911	62.2	-60.5	299.4	299.4
UDH3588	5,823	1,458	3,911	75.2	-73.2	322.1	322.1
UDH3588A	5,823	1,458	3,911	75.2	-73.2	319.9	31.9
UDH3589	5,823	1,458	3,911	63.9	-71.8	323.9	323.9
UDH3591	5,824	1,459	3,912	70.0	-37.7	266.0	266.0
UDH3591B	5,824	1,459	3,912	70.0	-37.7	260.6	17.6
UDH3592A	5,824	1,459	3,912	68.7	-50.2	254.5	16.5
UDH3593A	5,824	1,459	3,912	74.6	-46.0	276.0	276.0
UDH3594	5,824	1,459	3,912	78.4	-53.6	275.9	275.9
UDH3596	5,824	1,459	3,912	81.1	-60.8	292.8	292.8

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Total Depth (m)	Drilled Metres
UDH3597	5,824	1,459	3,912	75.9	-64.4	290.8	290.8
UDH3598	5,823	1,459	3,911	90.9	-63.0	310.3	310.3
UDH3599	5,823	1,459	3,911	79.5	-69.6	330.2	330.2
UDH3624	5,910	1,419	3,927	76.1	-22.1	300.0	300.0
UDH3625	5,910	1,418	3,927	65.0	-17.7	302.4	302.4
UDH3626	5,910	1,419	3,927	71.3	-15.8	432.0	432.0
UDH3627	5,910	1,418	3,926	67.7	-37.5	335.8	335.8
UDH3630	5,911	1,417	3,926	31.7	-69.2	302.7	302.7
UDH3631	5,910	1,417	3,926	43.9	-62.5	311.9	311.9
UDH3632	5,910	1,418	3,926	64.0	-64.3	296.9	296.9
UDH3638	5,870	1,442	3,919	58.5	-76.0	373.6	373.6
UDH3639	5,870	1,442	3,919	26.0	-69.5	316.2	316.2
UDH3662	6,153	1,578	4,040	69.4	-59.5	126.3	126.3
UDH3688	6,199	1,566	4,041	66.3	-1.6	126.0	126.0
UDH3725	5,910	1,418	3,926	57.8	-57.5	290.0	290.0
UDH3727	5,870	1,443	3,919	63.1	-43.6	248.5	248.5
UDH3728	5,870	1,443	3,919	61.0	-56.9	263.7	263.7
UDH3729	5,870	1,443	3,919	69.0	-54.5	266.6	266.6
UDH3733A	6,013	1,373	3,944	82.5	-15.0	320.8	320.8
UDH3735	6,013	1,373	3,943	65.0	-53.4	264.2	264.2
UDH3737	6,013	1,373	3,943	50.0	-52.5	254.7	254.7
UDH3738	6,153	1,578	4,041	50.9	-12.0	119.6	119.6
UDH3739	6,153	1,578	4,041	69.6	-30.6	108.0	108.0
UDH3740	6,152	1,578	4,040	78.9	-41.4	115.7	115.7
UDH3741	6,152	1,578	4,040	91.6	-47.8	128.0	128.0
UDH3743	6,152	1,578	4,041	84.2	-25.7	169.0	169.0
UDH3744	6,152	1,578	4,040	95.0	-35.7	126.0	126.0
UDH3746	6,391	1,677	3,989	66.9	4.6	75.1	75.1
UDH3747	6,391	1,676	3,988	51.8	-46.9	46.0	46.0
UDH3748	6,390	1,677	3,990	95.7	9.9	78.2	78.2
UDH3749	6,390	1,677	3,988	80.0	-22.0	52.0	52.0
UDH3750A	6,331	1,675	3,986	52.4	-34.3	60.1	60.1
UDH3751	6,331	1,675	3,987	62.8	-5.5	63.1	63.1
UDH3752	6,330	1,675	3,986	82.3	-24.8	63.2	63.2
UDH3753	6,330	1,675	3,987	84.2	3.6	81.1	81.1
UDH3754	6,329	1,676	3,985	108.6	-33.7	71.6	71.6
UDH3755	6,329	1,676	3,987	107.6	-2.6	89.9	89.9

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Total Depth (m)	Drilled Metres
UDH3756	6,402	1,641	3,988	56.5	-28.0	75.0	75.0
UDH3758	6,470	1,688	4,085	69.1	-50.4	75.1	75.1
UDH3759	6,471	1,688	4,085	85.2	-70.4	99.0	99.0
UDH3789	5,823	1,459	3,912	84.5	-37.1	287.2	287.2
UDH3790	5,823	1,459	3,912	87.3	-46.7	294.0	294.0
UDH3791	5,823	1,459	3,912	93.4	-55.4	306.1	306.1
UDH3792A	5,823	1,459	3,911	94.8	-68.0	377.2	377.2
UDH3793	5,823	1,459	3,911	78.0	-78.5	412.5	412.5
UDH3795	6,533	1,296	3,982	46.2	-37.7	371.6	371.6
UDH3797	6,534	1,296	3,982	38.1	-25.8	404.8	404.8
UDH3800	6,361	1,391	3,877	73.6	20.5	124.0	124.0
UDH3802	6,360	1,392	3,876	95.4	0.5	113.9	113.9
UDH3803	6,361	1,392	3,876	82.9	-0.5	103.0	103.0
UDH3804	6,361	1,391	3,876	67.6	1.7	108.0	108.0
UDH3811	6,264	1,467	3,902	79.2	-33.9	68.8	68.8
UDH3821	6,377	1,633	3,927	98.4	23.5	93.0	93.0
UDH3823	6,376	1,633	3,925	105.6	-15.8	69.0	69.0
UDH3824	6,376	1,633	3,926	120.0	3.1	83.2	83.2
UDH3825	6,375	1,633	3,925	127.5	-15.9	93.0	93.0
UDH3826	6,376	1,633	3,924	119.9	-35.8	80.8	80.8
UDH3827	6,377	1,633	3,925	79.0	-27.9	71.0	71.0
UDH3828	6,378	1,633	3,924	58.6	-46.9	77.6	77.6
UDH3838	6,224	1,458	3,902	66.8	-45.0	95.5	95.5
UDH3845	6,442	1,605	3,934	67.8	5.0	90.6	90.6
UDH3851	6,443	1,605	3,933	37.0	-32.0	112.9	112.9
UDH3862	6,947	1,497	4,212	47.7	-61.4	314.3	314.3
UDH3863A	6,947	1,498	4,212	60.6	-69.9	320.9	320.9
UDH3875	6,280	1,709	4,024	83.4	-24.7	60.0	60.0
UDH3876	6,280	1,709	4,024	82.2	-52.5	62.9	62.9
UDH3877	6,279	1,709	4,024	113.1	-24.1	68.7	68.7
UDH3877B	6,280	1,709	4,024	113.0	-24.0	67.0	67.0
UDH3878	6,279	1,709	4,023	117.6	-45.7	77.6	77.6
UDH3879	6,496	1,512	3,949	80.0	-18.0	177.0	177.0
UDH3880	6,497	1,512	3,948	74.5	-25.6	176.7	176.7
UDH3881	6,497	1,513	3,948	72.1	-33.2	179.5	179.5
UDH3883	6,497	1,512	3,948	72.9	-17.5	176.5	176.5
UDH3884	6,498	1,512	3,948	65.6	-26.0	179.7	179.7

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Total Depth (m)	Drilled Metres
UDH3888	6,946	1,498	4,212	97.7	-70.0	314.9	314.9
UDH3889	6,945	1,497	4,212	115.0	-76.9	382.0	382.0
UDH3890	6,569	1,501	3,949	64.5	-20.5	180.1	180.1
UDH3891	6,568	1,501	3,950	68.0	-10.3	183.2	183.2
UDH3892	6,568	1,501	3,950	73.5	-3.5	177.0	177.0
UDH3893	6,568	1,502	3,950	74.0	-18.5	183.1	183.1
UDH3894	6,568	1,502	3,949	76.2	-27.9	182.7	182.7
UDH3895	6,568	1,502	3,950	82.1	-4.0	174.0	174.0
UDH3896	6,614	1,492	3,950	74.8	-13.4	189.1	189.1
UDH3897	6,614	1,492	3,950	77.2	-36.3	182.3	182.3
UDH3898	6,614	1,492	3,949	71.2	-19.5	182.7	182.7
UDH3899	6,614	1,492	3,950	70.8	-27.8	178.1	178.1
UDH3900	6,614	1,492	3,950	66.5	-12.5	183.0	183.0
UDH3901	6,615	1,492	3,950	60.0	-19.6	188.9	188.9
UDH3902	5,911	1,418	3,927	54.7	-21.1	284.8	284.8
UDH3905	5,870	1,443	3,920	64.0	-25.1	273.0	273.0
UDH3906	5,869	1,443	3,920	74.1	-20.0	273.1	273.1
UDH3907	5,869	1,443	3,920	72.9	-27.0	273.2	273.2
UDH3908	5,869	1,443	3,919	79.3	-31.9	276.1	276.1
UDH3917	6,755	1,463	3,953	62.6	-16.4	197.3	197.3
UDH3918	6,755	1,463	3,953	60.9	-23.8	191.3	191.3
UDH3918A	6,755	1,463	3,953	59.7	-24.8	144.0	144.0
UDH3919	6,755	1,463	3,952	59.5	-36.5	192.0	192.0
UDH3920	6,755	1,463	3,952	71.1	-43.6	187.0	187.0
UDH3921	6,755	1,462	3,953	67.2	-2.0	186.0	186.0
UDH3922	6,755	1,463	3,953	60.9	-9.9	168.0	168.0
UDH3923	6,756	1,462	3,953	52.2	-5.0	227.9	227.9
UDH3924	6,756	1,462	3,953	51.1	-11.6	167.7	167.7
UDH3924A	6,755	1,462	3,953	52.2	-9.4	164.5	164.5
UDH3925	6,756	1,463	3,953	51.5	-20.7	200.1	200.1
UDH3926	6,756	1,462	3,952	51.3	-30.0	207.0	207.0
UDH3927	6,756	1,463	3,953	47.0	-43.0	206.9	206.9
UDH3928	6,755	1,462	3,954	59.7	5.1	220.0	220.0
UDH3929	6,756	1,463	3,953	56.0	-6.4	177.1	177.1
UDH3930	6,756	1,462	3,954	48.5	1.8	233.1	233.1
UDH3931	6,755	1,462	3,954	44.6	4.2	227.8	227.8
UDH3932	6,665	1,481	3,951	77.2	-12.9	180.1	180.1

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Total Depth (m)	Drilled Metres
UDH3934	6,666	1,481	3,950	62.7	-35.4	173.3	173.3
UDH3935	6,665	1,481	3,950	74.1	-37.2	176.2	176.2
UDH3936	6,665	1,482	3,950	81.6	-46.1	182.5	182.5
UDH3952	5,823	1,457	3,911	90.9	-65.9	324.0	324.0
UDH3953	5,823	1,457	3,911	97.1	-59.9	320.8	320.8
UDH3954	5,822	1,457	3,911	109.5	-50.5	332.7	332.7
UDH3955	5,823	1,458	3,911	93.7	-45.3	307.0	307.0
UDH3956	5,823	1,459	3,912	86.2	-31.2	270.0	270.0
UDH3960	6,568	1,502	3,949	81.5	-20.0	174.1	174.1
UDH3961	6,568	1,502	3,949	85.0	-10.0	180.0	180.0
UDH3962	6,568	1,502	3,950	84.9	-28.0	178.9	178.9
UDH3976	5,682	1,507	3,806	2.6	-72.4	355.8	355.8
UDH3977	5,682	1,507	3,806	20.2	-80.3	414.1	414.1
UDH3980	5,681	1,508	3,806	56.4	-72.7	306.0	306.0
UDH3983	5,681	1,509	3,806	67.9	-64.3	281.8	281.8
UDH3983A	5,681	1,509	3,806	67.9	-64.3	246.0	26.0
UDH3985	5,822	1,457	3,911	114.1	-69.3	422.8	422.8
UDH3986	5,822	1,457	3,911	116.3	-57.7	374.8	374.8
UDH3987A	5,822	1,457	3,911	103.3	-53.7	338.8	338.8
UDH3988	5,822	1,459	3,912	106.9	-33.2	309.7	309.7
UDH3998	5,630	1,510	3,799	80.3	-23.2	239.8	239.8
UDH3999	5,631	1,509	3,798	69.2	-35.5	231.0	231.0
UDH4000	5,630	1,509	3,798	78.2	-39.6	233.9	233.9
UDH4001	5,630	1,508	3,798	84.0	-52.6	254.8	254.8
UDH4002	5,630	1,508	3,798	68.0	-55.7	250.0	250.0
UDH4003	5,630	1,508	3,798	59.4	-69.4	311.5	311.5
UDH4010	6,633	1,652	4,118	49.1	-20.0	150.1	150.1
UDH4011	6,632	1,654	4,118	77.5	-28.5	130.0	130.0
UDH4012	6,083	1,390	3,955	63.0	-64.1	443.8	443.8
UDH4014	6,264	1,672	3,944	124.3	-15.0	104.1	104.1
UDH4015	6,265	1,671	3,945	89.5	-13.1	75.1	75.1
UDH4016	6,266	1,671	3,943	64.1	-57.5	89.9	89.9
UDH4017	6,762	1,461	3,953	47.4	-7.6	174.0	174.0
UDH4018	6,762	1,461	3,953	44.8	-18.4	212.7	212.7
UDH4021	6,763	1,461	3,953	37.5	-4.6	201.0	201.0
UDH4026	5,583	1,523	3,790	61.4	-83.8	380.9	380.9
UDH4027	5,583	1,524	3,790	74.3	-40.8	242.4	242.4

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Total Depth (m)	Drilled Metres
UDH4028	5,582	1,523	3,790	83.0	-71.3	325.0	325.0
UDH4029	5,583	1,523	3,790	81.1	-59.3	267.8	267.8
UDH4030	5,533	1,529	3,782	59.5	-84.3	449.7	449.7
UDH4031	5,532	1,529	3,782	111.5	-80.8	429.0	429.0
UDH4032	5,532	1,529	3,782	96.8	-72.1	344.9	344.9
UDH4034	5,533	1,529	3,782	77.2	-63.6	299.9	299.9
UDH4041	5,485	1,540	3,775	76.6	-88.0	470.6	470.6
UDH4045	5,483	1,540	3,776	120.1	-67.8	364.4	364.4
UDH4046	5,483	1,540	3,776	102.7	-74.2	365.5	365.5
UDH4048	5,483	1,541	3,775	112.8	-60.0	339.7	339.7
UDH4048A	5,483	1,541	3,775	112.8	-60.0	326.3	29.3
UDH4051	5,484	1,541	3,776	93.4	-56.5	296.8	296.8
UDH4065	6,417	1,572	3,945	26.8	-55.5	119.6	119.6
UDH4067	6,415	1,574	3,945	94.4	-49.0	107.3	107.3
UDH4049A	5,483	1,541	3,776	104.4	-59.6	308.4	65.6
Robbin's Hill Surface Diamond Drill Holes
RHD387A	11,841	2,930	5,154	77.0	-77.2	1,100.5	995.3
RHD403A	11,843	2,930	5,154	65.3	-81.9	1,034.7	606.0
RHD403B	11,843	2,930	5,154	65.3	-81.9	612.2	210.3
RHD404	11,992	2,903	5,159	77.6	-78.9	1,025.6	1,025.6
RHD404A	11,992	2,903	5,159	77.6	-78.9	1,499.8	1,383.2
RHD405A	11,741	2,911	5,155	75.8	-70.7	1,007.6	804.2
RHD409	11,992	2,903	5,159	79.0	-84.0	979.5	979.5
RHD409A	11,992	2,903	5,159	79.0	-84.0	1,034.4	548.8
RHD410	11,580	2,949	5,157	85.1	-87.7	1,472.5	1,472.5
RHD411	11,657	2,942	5,156	71.8	-78.1	1,110.1	1,110.1
RHD411B	11,657	2,942	5,156	71.8	-78.1	955.5	810.0
RHD412	11,992	2,903	5,159	67.2	-87.5	1,142.6	1,142.6
RHD413	11,580	2,949	5,157	83.5	-86.4	1,189.8	1,189.8
RHD413A	11,580	2,949	5,157	83.5	-86.4	1,130.7	936.0
RHD414	11,741	2,911	5,155	62.6	-80.1	1,266.0	1,266.0
RHD415	11,741	2,911	5,155	62.6	-77.6	1,158.0	1,158.0
RHD415A	11,741	2,911	5,155	62.6	-77.6	1,095.0	690.5
RHD416	11,580	2,950	5,157	61.5	-89.5	615.5	615.5
RHD416A	11,580	2,950	5,157	61.5	-89.5	1,328.4	720.0
RHD417	11,657	2,943	5,156	72.6	-75.2	1,110.0	1,110.0
RHD417A	11,657	2,942	5,156	72.6	-75.2	942.1	742.5

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Total Depth (m)	Drilled Metres
RHD417B	11,657	2,942	5,156	72.6	-75.2	861.0	423.0
RHD418	11,477	2,910	5,156	59.8	-89.3	1,202.8	1,202.8
RHD418A	11,477	2,910	5,156	59.8	-89.3	1,103.4	524.7
RHD418B	11,477	2,910	5,156	59.8	-89.3	1,142.8	663.0
RHD419	11,992	2,904	5,159	73.4	-81.6	1,022.6	1,022.6
RHD419A	11,992	2,904	5,159	73.4	-81.6	873.6	556.0
RHD419B	11,992	2,904	5,159	73.4	-81.6	1,034.2	176.2
RHD420	11,580	2,949	5,157	78.6	-85.1	1,262.2	1,262.2
RHD420A	11,580	2,949	5,157	78.6	-85.1	1,040.2	845.6
RHD420B	11,580	2,949	5,157	78.6	-85.1	611.9	437.5
RHD421	11,658	2,943	5,156	71.0	-84.0	1,226.8	1,226.8
RHD421A	11,658	2,943	5,156	71.0	-84.0	1,154.7	950.7
RHD421B	11,658	2,943	5,156	71.0	-84.0	1,085.9	801.3
RHD422	11,741	2,911	5,155	70.7	-78.4	439.1	439.1
RHD422A	11,741	2,911	5,155	70.7	-78.4	1,101.3	717.0
RHD423	11,432	3,241	5,152	132.7	-53.7	740.3	740.3
RHD423A	11,432	3,241	5,152	132.7	-53.7	511.8	26.5
RHD424	11,740	2,911	5,155	64.2	-81.9	1,177.2	1,177.2
RHD426	11,740	2,910	5,155	65.7	-84.5	1,109.2	1,109.2
RHD427	12,121	2,635	5,157	69.2	-77.0	1,085.7	1,085.7
RHD428	12,121	2,635	5,157	78.1	-77.9	1,151.5	1,151.5
RHD430A	11,404	2,891	5,157	310.9	-89.3	1,140.3	987.8
RHD430B	11,404	2,891	5,157	310.9	-89.3	1,187.8	741.0
RHD433	12,011	2,778	5,158	89.3	-82.5	711.2	711.2
RHD434	12,010	2,778	5,158	101.6	-78.5	650.8	650.8
RHD435	12,011	2,777	5,158	68.9	-76.8	649.2	649.2
RHD436A	12,011	2,778	5,158	77.0	-79.5	668.9	252.6
RHD438	11,740	2,911	5,154	64.7	-88.3	1,200.2	1,200.2
RHD439	12,121	2,635	5,157	99.1	-69.5	629.5	629.5
RHD439A	12,121	2,635	5,157	99.1	-69.5	711.3	492.8
RHD439B	12,121	2,635	5,157	99.1	-69.5	1,079.5	396.0
RHD439C	12,121	2,635	5,157	99.1	-69.5	1,163.4	953.9
RHD440	11,657	2,942	5,156	93.3	-86.9	507.8	507.8
RHD440A	11,657	2,942	5,156	93.3	-86.9	1,206.2	976.0
RHD441	11,580	2,949	5,157	222.7	-88.9	1,172.7	1,172.7
RHD441A	11,580	2,949	5,157	222.7	-88.9	1,298.7	972.0
RHD443	11,740	2,910	5,155	82.5	-68.3	399.1	399.1

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Total Depth (m)	Drilled Metres
Robbin's Hill Surface Diamond Drill Holes - Previously Reported for Curie Mineralization
RHD351	11,842	2,929	5,154	76.0	-65.0	1,000.0	1,000.0
RHD357	11,202	2,139	5,162	78.7	-62.1	1,556.6	1,556.6
RHD369	11,211	2,953	5,159	77.7	-65.9	1,017.0	1,017.0
RHD370	12,116	2,630	5,157	79.0	-65.0	1,101.0	1,101.0
RHD374	11,723	2,363	5,156	77.1	-65.0	1,367.4	1,367.4
RHD387B	11,841	2,930	5,154	86.5	-75.5	1,013.3	713.6
RHD395	10,143	2,602	5,155	77.4	-67.1	1,359.8	1,359.8
RHD397	11,841	2,929	5,154	79.0	-69.1	1,004.6	1,004.6
RHD398	11,991	2,904	5,160	76.5	-71.2	1,037.6	1,037.6